July 18, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Amendment No. 1 to Registration Statement on Form F-1 Filed June 27, 2025 File No. 333-287861

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 7, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the Amendment No. 2 to Registration Statement via Edgar (the “Amended F-1 No. 2”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1 filed June 27, 2025

Material Tax Considerations

Hong Kong Taxation, page 125

1.	We reissue prior comment 2. Because you have included a short-form tax opinion of Hong Kong counsel in Exhibit 5.2, state in the prospectus that the Hong Kong tax disclosure is the opinion of Hong Kong counsel. In this regard, your added disclosure, "[a]ccording to the legal opinion issued by...our Hong Kong counsel..." does not adequately convey that the disclosure constitutes counsel's opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that we have revised page 120of the Amended F-1 No. 2.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com